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                          [Clifford Chance Letterhead]


August 9, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549
Attention:  Richard Pfordte, Division of Investment Management

RE:    PROSPECT ENERGY CORPORATION
       FILE NOS. 333-132575 AND 814-659

Dear Mr. Pfordte:

      Thank you for your telephonic comment on August 2, 2006 regarding the registration statement on Form N-2 (the "Registration Statement") for Prospect Energy Corporation (the "Company") filed with the Securities and Exchange Commission (the "Commission") on March 20, 2006. The Registration Statement relates to the shelf offering of the Company. Below, we describe the changes made to the Registration Statement in response to the Staff's comment, as requested.

      The Company has considered the Staff's comment and has authorized us to make on its behalf the responses and changes discussed below to the Registration Statement. These changes will be reflected in pre-effective amendment No. 3 to the Registration Statement, which will be filed via EDGAR.

COMMENT 1.  PLEASE UNDERTAKE, IN A FURTHER PRE-EFFECTIVE AMENDMENT, THAT THE
            COMPANY WILL ONLY USE THE SHELF TO ISSUE COMMON STOCK UNTIL THERE IS FURTHER GUIDANCE FROM THE COMMISSION.

                  Response 1. We have added subsection (g) to Item 34 -- Undertakings in Part C to the Registration Statement as requested.

COMMENT 2.  PLEASE CONFIRM THAT THE COMPANY WILL NOT ISSUE COMMON STOCK AT A
            PRICE, NET OF UNDERWRITING COMMISSIONS AND DISCOUNTS, THAT IS BELOW NET ASSET VALUE ("NAV").

                  Response 2. On behalf of the Company, we hereby confirm that the Company will not issue common stock at a price, net of underwriting commissions and discounts, that is below NAV in connection with any contemplated offering under the Registration Statement, unless and until the Commission or its Staff provides guidance to the effect that doing so would not violate Section 23(b) of the Investment Company Act of 1940, as amended.

      If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8489. Thank you.

Best regards,

/s/ Leonard B. Mackey
Leonard B. Mackey